FORM 11-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 0-20578

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Layne Christensen Company Capital Accumulation Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Layne Christensen Company

1900 Shawnee Mission Parkway
Mission Woods, Kansas 66205

LAYNE CHRISTENSEN COMPANY
CAPITAL ACCUMULATION PLAN

Financial Statements as of December 31, 2004 and 2003 and for the Years Then Ended, Supplemental Schedule as of December 31, 2004, and Report of Independent Registered Public Accounting Firm

LAYNE CHRISTENSEN COMPANY

CAPITAL ACCUMULATION PLAN

Note:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of the Layne Christensen Company Capital Accumulation Plan:

We have audited the accompanying statements of net assets available for benefits of the Layne Christensen Company Capital Accumulation Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003 and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

DELOITTE & TOUCHE LLP
June 27, 2005
Kansas City, Missouri

LAYNE CHRISTENSEN COMPANY CAPITAL ACCUMULATION PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2004 AND 2003

	2004	2003

ASSETS:
INVESTMENTS, at fair value:
Common/collective trust fund	$14,320,369	$11,974,431
Mutual funds	34,456,750	27,280,130
Layne Christensen Company stock account	2,917,961	2,008,390
Participant loans	1,275,444	636,838

Total investments, at fair value	52,970,524	41,899,789

RECEIVABLES:
Employee contributions	102,802	86,699
Employer contributions	49,166	39,215
Accrued income	14,294	12,507

Total receivables	166,262	138,421

CASH	26,552	50

Total assets	53,163,338	42,038,260

LIABILITIES:
Accrued expenses	30,698	15,375

NET ASSETS AVAILABLE FOR BENEFITS	$53,132,640	$42,022,885

See Notes to Financial Statements.

LAYNE CHRISTENSEN COMPANY CAPITAL ACCUMULATION PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
ADDITIONS:
Investment income:
Interest and dividend income	$1,763,908	$903,453
Net appreciation in fair value of investments	3,384,092	6,207,725

Net investment income	5,148,000	7,111,178

Contributions:
Participant	3,438,518	2,522,779
Employer	1,513,057	1,077,546

Total contributions	4,951,575	3,600,325

TOTAL ADDITIONS	10,099,575	10,711,503

DEDUCTIONS:
Withdrawals and terminations	6,261,071	3,984,896
Administrative expenses	41,382	23,933

TOTAL DEDUCTIONS	6,302,453	4,008,829

NET ADDITIONS	3,797,122	6,702,674

NET ASSETS AVAILABLE FOR BENEFITS AT BEGINNING OF YEAR	42,022,885	35,320,211

TRANSFER IN FROM LAYNE CHRISTENSEN COMPANY HOURLY 401(k) RETIREMENT SAVINGS PLAN	7,312,633	—

NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR	$53,132,640	$42,022,885

See Notes to Financial Statements.

LAYNE CHRISTENSEN COMPANY CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004 AND 2003

(1)	DESCRIPTION OF PLAN

The following brief description of the Layne Christensen Company Capital Accumulation Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

(a)	General — The Plan is a defined contribution plan and is administered by Layne Christensen Company and an Administrative Committee comprised of individuals appointed by the Layne Christensen Company Board of Directors. Merrill Lynch Trust Company (“Merrill Lynch”) serves as the Plan’s trustee. The Plan is subject to the provisions set forth in the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

(b)	Eligibility — Salaried and certain hourly employees of Layne Christensen Company and its subsidiaries (the “Company”) become eligible for membership in the Plan after completion of three months of service.

(c)	Contributions — Employee contributions are voluntary. Employees may make a basic (pre-tax) contribution of at least 1% up to limitations imposed by the Internal Revenue Service (“IRS”). After-tax contributions are not permitted after November 30, 1986. Effective January 2002, employees age 50 or older who make the maximum allowable pre-tax contribution to the Plan, are entitled to make an additional “catch-up contribution” in accordance with the Plan documents.

Participants are eligible for a matching contribution immediately upon electing to make a basic contribution. Each plan year the Company may make a matching contribution as follows: 1) 100 percent of the participant’s basic contributions to the extent that such basic contributions do not exceed 3 percent of the participant’s compensation; and 2) 50 percent of the participant’s basic contributions to the extent that such basic contributions exceed 3 percent but do not exceed 5 percent of the participant’s compensation. Additionally, employees as of the end of the Plan year who have completed at least two years of service at that time are eligible to receive an allocation of the Company profit sharing contribution. This discretionary contribution is determined annually by the Board of Directors of the Company and is based on a stated percentage, if any, of participants’ eligible compensation.

(d)	Investment Options — The Plan has sixteen types of investment funds available through Merrill Lynch. Of these, nine are considered “core” investment options while the remaining seven represent an expanded group of funds available to participants who wish to invest beyond the core offerings.

Participants may allocate their elected deferral percentage to any or all of the funds in 1% increments. Participants may change their allocation between funds any time during the year. Company contributions are allocated to the funds in proportion with the participants’ elected deferral percentage at the time of contribution.

(e)	Participant Accounts and Vesting — Investment income is allocated on a daily basis among the Plan members who are participants of the Plan. The income allocation is made in proportion to the amount each participant’s account bears to the aggregate amount of all such accounts. After January 1, 2000, participant contributions, Company matching contributions, Company profit sharing contributions and earnings thereon are fully vested at all times and are not subject to forfeiture for any reason. Upon distribution, forfeitures from employer contributions made prior to January 1, 2000 become available to the Company and are fully applied toward employer contributions. At December 31, 2004 and 2003, forfeited non-vested accounts totaled $78 and $910, respectively. In 2004, employer contributions were reduced by $910 from forfeited non-vested accounts. No forfeitures were utilized during 2003.

(f)	Loans to Participants — Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000, not to exceed 50% of their vested employee deferral account balance. Loan transactions are treated as a transfer between the investment funds and the loan fund. Loan terms for repayment shall be no less than one year and no greater than five years, unless the loan qualifies as a home loan, for which repayment terms may be up to 15 years. Loans are secured by assignment of 50% of the vested amount of the participant’s account and bear interest at a rate equal to the prime rate. Principal and interest are paid ratably through payroll deductions.

Participants eligible for a withdrawal as a result of financial hardship may request that all or a portion of their supplemental (after-tax) and basic (pre-tax) account be distributed. IRS regulations define severe financial hardship as a condition caused by the need for funds required for the purchase of or eviction from a family’s principal residence, college education for employees’ dependent children, self or spouse, or for major uninsured family medical expenses. The Administrative Committee must approve any such hardship withdrawals. The loan provision must be exhausted prior to applying for a hardship withdrawal.

(g)	Payment of Benefits — Upon termination of employment or retirement, the participant or, in the case of death, the surviving spouse, can elect to receive the participant’s account balance in a single lump sum or in installments. Account balances which do not exceed $5,000 may be paid in a single lump sum upon termination. Participants with an account balance of greater than $5,000 can elect to indefinitely maintain their account balance within the Plan.

(h)	Transfer in from Layne Christensen Company Hourly 401(k) Retirement Savings Plan — Effective January 1, 2004, the assets of the Layne Christensen Company Hourly 401(k) Retirement Savings Plan (“Hourly Plan”) were merged into the Plan. As a result of this merger, Hourly Plan assets totaling $7,312,633 were transferred into the Plan.

(2)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Accounting – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

(b)	Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from these estimates.

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

(c)	Valuation of Investments — The common/collective trust fund is stated at estimated fair value which has been determined based on the unit values of the fund. Unit values are determined by the institution sponsoring such fund by dividing the fund’s net assets by its units outstanding at the valuation dates. The mutual funds are valued at quoted market values which represent the net asset values of shares held by the Plan at year end. The Plan’s investment in the Layne Christensen Company Stock Account is valued at quoted market prices as determined by closing sales prices reported on the last business day of the year. Participant loans are valued at outstanding principal balances due which approximate fair value. Investment transactions are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

(d)	Administrative Expenses — Most administrative costs (e.g., investment transaction fees, trustee fees, record keeping fees, and audit fees) are paid by the Plan. Other costs are paid by the Company.

(e)	Payment of Benefits — Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $26,197 at December 31, 2004. There were no such unpaid balances as of December 31, 2003.

(3)	INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2004 and 2003, are as follows:

	December 31, 2004	December 31, 2003

Merrill Lynch Retirement Preservation Trust	$14,320,369	$11,974,431
PIMCO Total Return Fund	3,542,962	2,408,130
Davis New York Venture Fund	8,167,066	7,265,040
Merrill Lynch Basic Value Fund	8,824,024	6,458,226
Merrill Lynch Balanced Capital Fund	4,938,491	4,369,055
Layne Christensen Company Stock Account	2,917,961	—

During 2004 and 2003, the Plan’s investments (including investments bought, sold, and held during the year) appreciated as follows:

	Year Ended	Year Ended
	December 31, 2004	December 31, 2003
Investments at fair value as determined by quoted market price:
Common stock	$1,053,357	$618,186
Mutual funds	2,330,735	5,589,539

Net change in fair value	$3,384,092	$6,207,725

(4)	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time or to terminate the Plan subject to the provisions set forth in ERISA.

(5)	TAX STATUS

The IRS has determined and informed the Company by a letter dated September 26, 2002, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code (the “Code”). The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, the Plan administrator believes that the Plan is qualified and the related trust is tax-exempt.

(6)	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of the net assets available for benefits per the financial statements at December 31, 2004 and 2003 to Form 5500:

	2004	2003
Net assets available for benefits per the financial statements	$53,132,640	$42,022,885
Amounts allocated to withdrawing participants	(26,197)	—

Net assets available for benefits per the Form 5500	$53,106,443	$42,022,885

The following is a reconciliation of benefits paid to participants per the financial statements for the years ended December 31, 2004 and 2003, to Form 5500:

	2004	2003
Benefits paid to participants per the financial statements	$6,261,071	$3,984,896
Add: Amounts allocated to withdrawing participants at December 31, 2004 and 2003	26,197	—
Less: Amounts allocated to withdrawing participants at December 31, 2002	—	(24,064)

Benefits paid to participants per Form 5500	$6,287,268	$3,960,832

(7)	RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds and units in a common collective trust fund managed by Merrill Lynch. Merrill Lynch is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

The Layne Christensen Company Stock Account includes transactions that also qualify as party-in-interest transactions. At December 31, 2004 and 2003, the Plan held 160,769 and 169,199 units, respectively, of common stock of Layne Christensen Company, the sponsoring employer, with a cost basis of $1,671,449 and $1,648,451, respectively. There was no dividend income recorded by the Plan during the years ended December 31, 2004 and 2003.

LAYNE CHRISTENSEN COMPANY CAPITAL ACCUMULATION PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2004

(a)	(b)	(c)	(d)	(e)

		Description of Investment including maturity
	Identity of Issuer, Borrower, Lessor or	date, rate of interest, collateral, par or
	Similar Party	maturity value	Cost	Current Value

*	Merrill Lynch	Layne Christensen Company Stock Account	**	$2,917,961
		Common Stock (160,769 shares)

*	Merrill Lynch	Merrill Lynch Retirement Preservation Trust	**	14,320,369
		Common/Collective Trust (14,320,369 units)

	Managers	Managers International Equity Fund	**	1,906,851
		Mutual Fund (40,528 shares)

	Franklin	Franklin Small-Mid Capital Growth Fund	**	901,346
		Mutual Fund (26,386 shares)

	John Hancock	John Hancock Health Sciences Fund	**	293,879
		Mutual Fund (6,393 shares)

*	Merrill Lynch	Merrill Lynch Basic Value Fund	**	8,824,024
		Mutual Fund (278,360 shares)

*	Merrill Lynch	Merrill Lynch Balanced Capital Fund	**	4,938,491
		Mutual Fund (185,309 shares)

*	Merrill Lynch	Merrill Lynch Bond Fund High Income Portfolio	**	71,473
		Mutual Fund (13,335 shares)

*	Merrill Lynch	Merrill Lynch Pacific Fund	**	318,141
		Mutual Fund (15,421 shares)

	PIMCO	PIMCO Total Return Fund	**	3,542,962
		Mutual Fund (332,049 shares)

LAYNE CHRISTENSEN COMPANY CAPITAL ACCUMULATION PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2004

(a)	(b)	(c)	(d)	(e)

		Description of Investment including maturity
	Identity of Issuer, Borrower, Lessor or	date, rate of interest, collateral, par or
	Similar Party	maturity value	Cost	Current Value

*	Merrill Lynch	Merrill Lynch S&P 500 Index Trust	**	$970,157
		Mutual Fund (65,374 shares)

	AllianceBernstein	AllianceBernstein Corporate Bond Portfolio	**	27
		Mutual Fund (2 shares)

	Van Kampen	Van Kampen Emerging Growth Fund	**	1,948,121
		Mutual Fund (50,391 shares)

	Seligman	Seligman Communications and Information Fund	**	946,806
		Mutual Fund (37,246 shares)

	State Street	State Street Research Global Resources Fund	**	1,507,014
		Mutual Fund (31,475 shares)

	Pioneer	Pioneer Europe Fund	**	120,392
		Mutual Fund (3,992 shares)

	Davis New York	Davis New York Venture Fund	**	8,167,066
		Mutual Fund (266,115 shares)

*	Plan Participants	Participant Promissory Notes		1,275,444
		Interest rates ranging from 4% to 9.5%; maturity
		dates through June 2016.

	TOTAL INVESTMENTS			$52,970,524

*	Indicates party-in-interest to the Plan.

**	Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LAYNE CHRISTENSEN COMPANY
CAPITAL ACCUMULATION PLAN

DATE: June 28, 2005	By Layne Christensen Company

	By	/s/ Jerry W. Fanska

Jerry W. Fanska
Vice President Finance - Treasurer

EXHIBIT INDEX

Exhibit
Number	Description of Documents	Page

24	Consent of Independent Registered Public Accounting Firm	13